Exhibit 99.1

Shineco, Inc. Reports Third Quarter of 2017 Financial Results

BEIJING, May 15, 2017 /PRNewswire/ -- Shineco, Inc. ("Shineco" or the "Company"; NASDAQ: TYHT), a producer and distributor of Chinese herbal medicines, organic agricultural produce, specialized textiles, and other health and well-being focused plant-based products in China, today announced its financial results for the third quarter ended March 31, 2017.

Mr. Yuying Zhang, Chairman and Chief Executive Officer of Shineco, Inc., commented, "We are very pleased to report solid financial results for the third quarter of 2017 with meaningful improvement of a 3.6% increase in revenues and 10.3% increase in net income. We saw continued growth in the medicine market as the sales of our Luobuma or "Bluish Dogbane" products increased by 2.7% and other agricultural products increased by 10.7%, respectively. Our margins, including both gross margin and operating margin were also enhanced in the third quarter, highlighting our strong execution despite a relatively challenging macro and industry environment. Looking ahead, we expect to continue expanding our geographic presence within the China market. We believe we are well positioned for a strong growth in the years to come."

Third Quarter of 2017 Financial Highlights

	For the Three Months Ended March 31
($ millions, except per share data)	2017	2016	% Change
Revenue	7.94	7.66	3.6%
Luobuma products	1.12	1.09	2.7%
Chinese medicinal herbal products	3.05	3.17	-3.7%
Other agricultural products	3.77	3.41	10.7%
Gross profit	2.60	2.17	19.9%
Gross margin	32.8%	28.3%	4.4%
Operating income	1.67	1.35	23.8%
Operating margin	21.0%	17.6%	3.4%
Net income attributable to Shineco	1.92	1.74	10.3%
EPS	0.091	0.090	1.3%

•	Revenues increased by 3.6% to $7.94 million for the three months ended March 31, 2017 from $7.66 million for the same period of last year, mainly due to increased sales of products.

•	Gross profit increased by 19.9% to $2.60 million for the three months ended March 31, 2017 from $2.17 million for the same period of last year. Gross margin increased by 4.4 percentage points to 32.8% from 28.3% for the same period of last year.

•	Net income attributable to Shineco increased by 10.3% to $1.92 million, or $0.091 per basic and diluted share, for the three months ended March 31, 2017 from $1.74 million, or $0.090 per basic and diluted share, for the same period of last year. The increases in net income and earnings per share were primarily due to an increase in gross profit, partially offset by an increase in operating expenses and a decrease in other income.

Third Quarter of 2017 Financial Results

Revenues

Revenues for the three months ended March 31, 2017 increased by $0.28 million, or 3.6%, to $7.94 million from $7.66 million for the same period of last year, mainly due to increased sales of products.

	For the Three Months Ended March 31
	2017			2016
($ millions)	Revenues	COGS	Gross Margin	Revenues	COGS	Gross Margin
Luobuma products	1.12	0.57	49.6%	1.09	0.49	55.0%
Chinese medicinal herbal products	3.05	2.28	25.2%	3.17	2.53	20.0%
Other agricultural products	3.77	2.47	34.4%	3.41	2.45	28.1%
Business and sales related taxes	-	0.02	-	-	0.02	-
Total	7.94	5.34	32.8%	7.66	5.49	28.3%

Revenues from Luobuma products increased by $0.03 million, or 2.7%, to $1.12 million for the three months ended March 31, 2017 from $1.09 million for the same period of last year, mainly due to the increase in sales price of our products.

Revenues from Chinese medicinal herbal products decreased by $0.12 million, or 3.7%, to $3.05 million for the three months ended March 31, 2017 from $3.17 million for the same period of last year. The decrease was primarily due to the depreciation of RMB against USD. The average currency exchange rates for the three months ended March 31, 2017 and 2016 were 1 RMB to $0.1451 USD and 1 RMB to $0.1529 USD, respectively, which represented a decrease of 5.1%.

Revenues from other agricultural products increased by $0.37 million, or 10.7%, to $3.77 million for the three months ended March 31, 2017 from $3.41 million for the same period of last year. The increase was mainly attributable to the increase in the unit price of our yew trees.

Gross profit and Gross Margin

Total cost of goods sold decreased by $0.15 million, or 2.8%, to $5.34 million for the three months ended March 31, 2017 from $5.49 million for the same period of last year. Gross profit increased by $0.43 million, or 19.9%, to $2.60 million for the three months ended March 31, 2017 from $2.17 million for the same period of last year. Overall gross margin increased by 4.4 percentage points to 32.8% for the three months ended March 31, 2017, compared to 28.3% for the same period of last year.

Gross margins for Luobuma products, Chinese medicinal herbal products, and other agricultural products were 49.6%, 25.2%, and 34.4%, respectively, for the three months ended March 31, 2017. This compared to gross margins for Luobuma products, Chinese medicinal herbal products, and other agricultural products of 55.0%, 20.0%, and 28.1%, respectively, for the same period of last year.

Operating income

Selling expenses decreased by $0.06 million, or 15.9%, to $0.30 million for the three months ended March 31, 2017 from $0.36 million for the same period of last year, primarily due to decreased service fees of e-commerce websites during the three months ended March 31, 2017, compared to the same period of last year. General and administrative expenses increased by $0.17 million, or 36.5%, to $0.63 million for the three months ended March 31, 2017 from $0.46 million for the same period of last year. The increase in general and administrative expenses was primarily attributable to the increased labor expenses as well as expensed related to our initial public offerings such as attorney fees and auditing fees. As a result, total operating expenses increased by $0.11 million, or 13.5%, to $0.94 million for the three months ended March 31, 2017 from $0.82 million for the same period of last year.

Operating income increased by $0.32 million, or 23.8%, to $1.67 million for the three months ended March 31, 2017 from $1.35 million for the same period of last year. Operating margin was 21.0% for the three months ended March 31, 2017, compared to 17.6% for the same period of last year.

Net income

Net income increased by $0.18 million, or 10.4%, to $1.96 million for the three months ended March 31, 2017 from $1.77 million for the same period of last year. After the deduction of non-controlling interests, net income attributable to common shareholders for the three months ended March 31, 2017 was $1.92 million, or $0.091 per basic and diluted share. This compared to net income attributable to common shareholders of $1.74 million, $0.090 per basic and diluted share, for the same period of last year.

Nine Months Ended March 31, 2017 Financial Results

	For the Nine Months Ended March 31
($ millions, except per share data)	2017	2016	% Change
Revenue	25.53	27.07	-5.7%
Luobuma products	2.77	3.54	-21.7%
Chinese medicinal herbal products	9.73	10.43	-6.8%
Other agricultural products	13.04	13.10	-0.5%
Gross profit	8.47	8.90	-4.9%
Gross margin	33.2%	32.9%	0.3%
Operating income	5.25	6.00	-12.4%
Operating margin	20.6%	22.2%	-1.6%
Net income attributable to Shineco	6.12	6.74	-9.2%
EPS	0.30	0.35	-14.3%

Revenues

Revenues for the nine months ended March 31, 2017 decreased by $1.5 million, or 5.7%, to $25.53 million from $27.07 million for the same period of last year, mainly due to both decreased sales price and decreased sales volume of our products as well as the depreciation of RMB against USD.

	For the Nine Months Ended March 31
	2017			2016
($ millions)	Revenues	COGS	Gross Margin	Revenues	COGS	Gross Margin
Luobuma products	2.77	1.37	50.4%	3.54	1.64	53.7%
Chinese medicinal herbal products	9.73	7.20	26.0%	10.43	8.01	23.2%
Other agricultural products	13.04	8.44	35.3%	13.10	8.46	35.5%
Business and sales related taxes	-	0.05	-	-	0.06	-
Total	25.53	17.06	33.2%	27.07	18.17	32.9%

Revenues from Luobuma products decreased by $0.77 million, or 21.7%, to $2.77 million for the nine months ended March 31, 2017 from $3.54 million for the same period of last year, mainly due to both the decreased sales price and decreased sales volume of our products.

Revenues from Chinese medicinal herbal products decreased by $0.71 million, or 6.8%, to $9.73 million for the nine months ended March 31, 2017 from $10.43 million for the same period of last year. The decrease was primarily due to the depreciation of RMB against USD. The average currency exchange rates for the nine months ended March 31, 2017 and 2016 were 1 RMB to $0.1472 USD and 1 RMB to $0.1563 USD, respectively, which represented a decrease of 5.8%. During the nine months ended March 31, 2017, in order to meet the qualifications of a new standard promulgated by the local government, the Company reduced production of certain types of traditional Chinese medicinal herbal products.

Revenues from other agricultural products decreased by $0.07 million, or 0.5%, to $13.04 million for the nine months ended March 31, 2017 from $13.10 million for the same period of last year. The decrease was mainly attributable to the depreciation of RMB against USD as mentioned above.

Gross profit and Gross Margin

Total cost of goods sold decreased by $1.11 million, or 6.1%, to $17.06 million for the nine months ended March 31, 2017 from $18.17 million for the same period of last year. Gross profit decreased by $0.43 million, or 4.9%, to $8.47 million for the nine months ended March 31, 2017 from $8.90 million for the same period of last year. Overall gross margin increased by 0.3 percentage points to 33.2% for the nine months ended March 31, 2017, compared to 32.9% for the same period of last year.

Gross margins for Luobuma products, Chinese medicinal herbal products, and other agricultural products were 50.4%, 26.0%, and 35.3%, respectively, for the nine months ended March 31, 2017. This compared to gross margins for Luobuma products, Chinese medicinal herbal products, and other agricultural products of 53.7%, 23.2%, and 35.5%, respectively, for the same period of last year.

Operating income

Selling expenses decreased by $0.18 million, or 13.0%, to $1.19 million for the nine months ended March 31, 2017 from $1.36 million for the same period of last year, primarily due to decreased advertising expenses, promotion expenses, and service fees of e-commerce websites, partially offset by increased rent expense of warehouses during the nine months ended March 31, 2017 compared to the same period of 2016. General and administrative expenses increased by $0.49 million, or 31.7%, to $2.03 million for the nine months ended March 31, 2017 from $1.54 million for the same period of last year. The increase in general and administrative expenses was primarily attributable to the increased labor expenses as well as expenses related to our initial public offerings, such as attorney feels, consulting fees and auditing fees. As a result, total operating expenses increased by $0.31 million, or 10.7%, to $3.22 million for the nine months ended March 31, 2017 from $2.90 million for the same period of last year.

Operating income decreased by $0.74 million, or 12.4%, to $5.25 million for the nine months ended March 31, 2017 from $6.00 million for the same period of last year. Operating margin was 20.4% for the nine months ended March 31, 2017, compared to 22.2% for the same period of last year.

Net income

Net income decreased by $0.63 million, or 9.1%, to $6.23 million for the nine months ended March 31, 2017 from $6.86 million for the same period of last year. After the deduction of non-controlling interests, net income attributable to common shareholders for the nine months ended March 31, 2017 was $6.12 million, or $0.30 per basic and diluted share. This compared to net income attributable to common shareholders of $6.74 million, $0.35 per basic and diluted share, for the same period of last year.

Financial Condition

As of March 31, 2017, the Company had cash and cash equivalents of $23.67 million, compared to $22.01 million as of June 30, 2016. Net cash used in operating activities was $1.38 million for the nine months ended March 31, 2017, compared to net cash provided by operating activities of $10.09 million for the same period of last year. Net cash used in investing activities was negative $1.69 million for the nine months ended March 31, 2017, compared to net cash provided by investing activities of $2.73 million for the same period of last year. Net cash provided by financing activities was $5.60 million for the nine months ended March 31, 2017, compared to net cash used in financing activities of $0.52 million for the same period of last year.

About Shineco, Inc.

Incorporated in August 1997 and headquartered in Beijing, China, Shineco, Inc. ("Shineco" or the "Company") is a Delaware holding company that uses its subsidiaries' and variable interest entities' vertically- and horizontally-integrated production, distribution and sales channels to provide health and well-being focused plant-based products in China. Utilizing modern engineering technologies and biotechnologies, Shineco produces, among other products, Chinese herbal medicines, organic agricultural produce and specialized textiles. For more information about the Company, please visit www.shinecobiotech.com.

Forward-Looking Statements

This press release contains information about Shineco's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Shineco encourages you to review other factors that may affect its future results in Shineco's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

SHINECO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

ASSETS
	March 31,	June 30,
	2017	2016
CURRENT ASSETS:
Cash	$23,674,622	$22,009,374
Accounts receivable, net - third parties	10,739,886	4,464,098
- unconsolidated entity	1,448,238	1,088,144
Due from related parties	1,180,521	1,671,435
Inventories	1,821,987	4,608,179
Advances to suppliers, net	967,967	53,024
Loans to third parties, net	1,113,487	560,234
Other receivables, net	1,068,565	463,361
Short-term deposit	162,594	100,270
Prepaid leases - current, net	458,597	478,565
Prepaid expenses	155,988	33,117
TOTAL CURRENT ASSETS	42,792,452	35,529,801

Property and equipment at cost, net of accumulated depreciation and amortization	10,271,245	11,035,199
Land use right, net of accumulated amortization	1,332,642	1,408,765
Investments	5,376,850	4,766,847
Deposit for business acquisition	2,031,596	-
Long-term deposit and other noncurrent assets	112,121	120,357
Prepaid leases-non current, net	3,378,365	3,860,327
Deferred tax assets	306,112	327,492
TOTAL ASSETS	$65,601,383	$57,048,788

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$2,917,517	$2,745,945
Accounts payable	433,582	259,803
Advances from customers	35,132	9,597
Due to related parties	168,129	244,915
Other payables and accrued expenses	426,689	1,999,622
Taxes payable	1,465,657	1,278,142
TOTAL LIABILITIES	5,446,706	6,538,024

Commitments and contingencies

EQUITY:
Common stock; par value $0.001, 100,000,000 shares authorized;
21,034,072 and 19,320,882 shares issued and outstanding
at March 31, 2017 and June 30, 2016	21,034	19,321
Additional paid-in capital	22,737,302	17,344,466
Statutory reserve	3,410,064	3,242,139
Retained earnings	36,788,324	30,837,399
Accumulated other comprehensive loss	(3,837,576)	(1,887,929)
Total Stockholders' equity of Shineco, Inc.	59,119,148	49,555,396
Non-controlling interest	1,035,529	955,368
TOTAL EQUITY	60,154,677	50,510,764

TOTAL LIABILITIES AND EQUITY	$65,601,383	$57,048,788

SHINECO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Nine Months Ended March 31,		For the Three Months Ended March 31,
	2017	2016	2017	2016

REVENUE	$25,531,313	$27,073,426	$7,941,583	$7,662,509

COST OF REVENUE
Cost of product and services	17,007,048	18,110,671	5,319,742	5,470,557
Business and sales related tax	53,228	59,469	19,264	20,903

GROSS PROFIT	8,471,037	8,903,286	2,602,577	2,171,049

OPERATING EXPENSES
General and administrative expenses	2,029,981	1,540,906	631,640	462,659
Selling expenses	1,186,536	1,363,761	304,182	361,814
Total operating expenses	3,216,517	2,904,667	935,822	824,473

INCOME FROM OPERATIONS	5,254,520	5,998,619	1,666,755	1,346,576

OTHER INCOME
Income from equity method investments	1,545,677	1,503,730	551,281	567,370
Other income	253,196	142,354	93,888	89,118
Interest income (expense), net	15,124	100,336	(25,414)	28,423
Total other income	1,813,997	1,746,420	619,755	684,911

INCOME BEFORE INCOME TAX PROVISION	7,068,517	7,745,039	2,286,510	2,031,487

PROVISIONS FOR INCOME TAXES	833,661	883,840	328,274	256,953

NET INCOME	6,234,856	6,861,199	1,958,236	1,774,534

Less: net income attributable to non-controlling interest	116,006	122,161	35,829	31,212

NET INCOME ATTRIBUTABLE TO SHINECO, INC.	$6,118,850	$6,739,038	$1,922,407	$1,743,322

COMPREHENSIVE INCOME
Net income	$6,234,856	$6,861,199	$1,958,236	$1,774,534
Other comprehensive income (loss): foreign currency translation gain (loss)	(1,985,492)	(2,480,288)	528,683	355,159
Total comprehensive income	4,249,364	4,380,911	2,486,919	2,129,693
Less: comprehensive income attributable to non-controlling interest	80,161	102,090	43,720	37,863

COMPREHENSIVE INCOME ATTRIBUTABLE TO SHINECO, INC.	$4,169,203	$4,278,821	$2,443,199	$2,091,830

Weighted average number of shares basic and diluted	20,477,598	19,320,882	21,034,072	19,320,882

Basic and diluted earnings per common share	$0.30	$0.35	$0.09	$0.09

SHINECO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended March 31,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,234,856	$6,861,199
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	445,037	597,939
Provision for doubtful accounts	147,770	179,891
Increase in inventory reserve	45,419	199,409
Deferred tax provision (benefit)	9,790	(95,667)
Income from equity method investments	(1,545,677)	(1,503,730)
Interest income from loans to related parties	(86,585)	-

Changes in operating assets and liabilities:
Accounts receivable	(6,898,335)	(48,765)
Advances to suppliers	(929,907)	1,301,677
Inventories	2,613,094	852,488
Other receivables	(864,944)	(276,472)
Prepaid expense and other assets	(192,464)	122,734
Due from related parties	361,287	543,958
Prepaid leases	351,480	421,707
Accounts payable	185,693	29,486
Advances from customers	26,247	(21,654)
Other payables	(1,519,339)	710,269
Taxes payable	232,390	218,890
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,384,188)	10,093,359

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(41,016)	(24,218)
Collections from (Payments of) loans to third parties	(506,452)	74,787
Collections on loans to related parties	567,246	235,207
Income received from investments in unconsolidated entities	551,933	2,441,406
Deposit for business acquisition	(2,060,548)	-
Payments on investment in unconsolidated entities	(200,000)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,688,837)	2,727,182

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	2,680,184	2,851,694
Proceeds from other short-term loans	-	47,828
Repayment of short-term bank loans	(2,406,426)	(3,544,588)
Proceeds from initial public offering, net of offering costs of $2,314,806	5,394,549	-
Proceeds from (Repayments of) advances from related parties	(68,984)	128,894
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	5,599,323	(516,172)

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(861,050)	(412,628)

NET INCREASE IN CASH	1,665,248	11,891,741

CASH - Beginning of the Period	22,009,374	6,056,105

CASH - End of the Period	$23,674,622	$17,947,846

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$579,566	$755,858
Cash paid for interest	$109,208	$253,875